SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 8, 2020

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips to convene Extraordinary General Meeting of Shareholders ”, dated May 7, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 8th day of May 2020.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

May 7, 2020

Philips to convene Extraordinary General Meeting of Shareholders

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today announced that it will convene an Extraordinary General Meeting of Shareholders (EGM) and publish the agenda with explanatory note shortly. The sole purpose of the EGM is submit to Philips’ shareholders the revised proposal, as announced on April 20, 2020, to declare a distribution of EUR 0.85 per common share against the net income for 2019, in shares only.

The EGM is scheduled to be held on June 26, 2020, beginning at 11:00 hours CET. To protect the health and safety of all participants in connection with COVID-19 and considering the temporary legislative measures from the Dutch government, shareholders are invited to submit their voting instructions and follow the meeting via the live webcast only, which will be available on Philips’ website.

Upon convocation, the agenda with explanatory note and other information relevant for the EGM will be available here.

If the above dividend proposal is adopted, the dividend timetable will be as follows:

Ex-dividend date	June 30, 2020
Dividend record date	July 1, 2020
Announcement of ratio and number of dividend shares	July 6, 2020
Payment date	As from July 7, 2020

The number of share dividend rights entitled to one new common share will be determined based on the volume-weighted average price of all traded common shares of Koninklijke Philips N.V. at Euronext Amsterdam on June 30, and July 1 and 2, 2020. The company will calculate the number of share dividend rights entitled to one new common share, such that the gross dividend in shares would be approximately equal to EUR 0.85.

For further information, please contact:

Ben Zwirs
Philips Global Press Office
Tel.: +31 6 15213446
E-mail: ben.zwirs@philips.com

Derya Guzel
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: derya.guzel@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips' health technology portfolio generated 2019 sales of EUR 19.5 billion and employs approximately 81,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements
This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.